Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: The Wendy’s Co (WEN)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

The Wendy’s Co (WEN)
Vote Yes: Item #6 – Single-Use Plastics & Reusable Opportunities for Packaging

Annual Meeting: May 21, 2025

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Shareholders request that the Board issue a report, at reasonable expense and excluding proprietary information, describing how Wendy’s could reduce its plastic use by shifting away from single-use packaging in alignment with the findings of the Pew Report, or other authoritative sources, to reduce its contribution to plastic pollution.

The report should, at Board discretion:

•	Assess the reputational, financial, and operational risks associated with continuing to use substantial amounts of single-use plastic packaging while plastic pollution grows;
•	Evaluate dramatically reducing the amount of plastic used in our packaging through transitioning to reusables; and
•	Describe opportunities to pre-competitively work with peers to research and develop reusable packaging as an alternative to single-use packaging.

SUMMARY

Without immediate and sustained new commitments throughout the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.1

Wendy’s is part of a “to go” packaging culture, contributing to plastic pollution of land and water. Even recyclable single-use plastics food and beverage containers create plastic pollution. The growing plastic pollution crisis poses increasing risks to Wendy’s. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.2 Governments around the world are increasingly enacting such policies, including five new U.S. state laws that impose fees on corporations for single-use plastic (SUP) packaging.3 The European Union has banned ten SUP pollutants and taxed some non-recycled plastic packaging.4 A French law requires 10% of packaging be reusable by 2027 and Portugal requires 30% reusable packaging by 2030.5 Additionally, consumer demand for sustainable packaging is increasing.6

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1 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.4

2 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

3 https://www.packworld.com/sustainable-packaging/recycling/article/22922253/ameripen-shares-key-lessons-from-early-epr-adopters

4 https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

5 https://www.greenpeace.org/international/story/51843/plastics-reuse-and-refill-laws

6 https://www.shorr.com/resources/blog/the-2022-sustainable-packaging-consumer-report/

2025 Proxy Memo The Wendy’s Co | Single-Use Plastics & Reusable Opportunities for Packaging

Pew Charitable Trusts’ groundbreaking study, Breaking the Plastic Wave (“Pew Report”), concluded that improved recycling alone is insufficient to address plastic pollution—instead, recycling must be coupled with reductions in use, materials redesign, and substitution.7 The Pew Report finds that reducing plastic use is the most viable solution from environmental, economic, and social perspectives.8

Competitors McDonald’s and Yum! Brands both acknowledge that reusables will play a role in their future packaging use, with each company committing to evaluate and report on the opportunities posed by switching to reusable packaging and its impacts related to SUP, other single-use packaging, and the environment.9

Our Company states it is committed to 100% recyclable, compostable, and reusable packaging by 2026 but the company reports no progress toward permanently adopting reusable alternatives to single-use packaging.10

Nearly 100 additional consumer goods and retail companies have committed to taking meaningful action towards permanent adoption of reusables and absolute cuts to the use of single-use plastic packaging.11

Our Company could avoid regulatory, environmental, and competitive risks by adopting a comprehensive approach to researching and adopting reusable packaging.

RATIONALE FOR A YES VOTE

1.	Wendy’s does not provide shareholders with sufficient information on whether and how it will reduce its plastics use, exposing the company to financial, regulatory, and reputational risk.

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7 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.9

8 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf, p.10

9 https://www.asyousow.org/press-releases/2023/3/16/mcdonalds-publish-report-reusable-packaging; https://www.asyousow.org/blog/2024/9/20/agreements-at-hormel-yum-highlight-2024-circular-economy-proxy-season

10 https://www.wendys.com/sites/default/files/2024-05/Wendys-2023-Corporate-Responsibility-Report.pdf

11 https://gc-data.emf.org/

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2025 Proxy Memo The Wendy’s Co | Single-Use Plastics & Reusable Opportunities for Packaging

2.	Wendy’s has failed to align its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

3.	Wendy’s lags peers in transitioning away from disposable packaging.

DISCUSSION

1. Wendy’s does not provide shareholders with sufficient information on whether and how it will reduce its plastics use, exposing the company to financial, regulatory, and reputational risk.

Consumers and governments across the globe are increasingly holding producers accountable for plastic packaging pollution and the wide range of negative effects it has on human and environmental health.

Global leaders from 193 U.N. Member States are in the process of negotiating a global treaty to end plastic pollution. Mandates are being considered for legally binding plastic use reductions, recyclability, and transitions away from disposable packaging and towards reusables.12 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognizing plastic pollution as a severe threat to business’ social license to operate.13 In addition, thirteen national and regional global Plastics Pacts have formed in the last few years to uphold and accelerate corporate responsibility and a circular economy for plastics.14

Extended Producer Responsibility (“EPR”) is a system designed to manage unrecyclable and recyclable packaging alike, in which consumer goods producers are held responsible for all or most of the costs of managing the disposable packaging associated with their products at its end-of-life. Nearly 70 EPR laws for packaging have been enacted in countries and jurisdictions around the world.15 Corporations could face an annual collective financial risk of approximately $100 billion should governments continue, as expected, to require them to cover the waste management costs of the packaging they produce.16 In just the last few years, five new U.S. state producer responsibility laws were passed in Maine, Oregon, California, Colorado, and Minnesota.17

EPR laws often encompass reducing virgin plastic use, making all packaging recyclable, and transitioning from disposable to reusable packaging. A 2023 German law requires every business offering to-go purchases to provide reusable containers,18 while a recently enacted law in France bans on-site disposable packaging at restaurants all together, building a fully reusable quick-service restaurant infrastructure.19

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12 https://www.unep.org/news-and-stories/speech/closing-end-plastic-pollution

13 https://www.businessforplasticstreaty.org/endorsers#brand-owners-and-retailers

14 https://ellenmacarthurfoundation.org/the-plastics-pact-network

15 https://www.oecd-ilibrary.org/environment/extended-producer-responsibility-epr-and-the-impact-of-online-sales_cde28569-en, p. 10

16 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf

17 https://www.swca.com/news/2025/01/unpacking-epr-series-the-basics-of-extended-producer-responsibility-epr-packaging-laws

18 https://www.mondaq.com/germany/food-and-drugs-law/1272810/new-obligations-for-take-away-food-as-of-the-beginning-of-the-year

19 https://www.ecologie.gouv.fr/sites/default/files/en_DP%20PJL.pdf

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2025 Proxy Memo The Wendy’s Co | Single-Use Plastics & Reusable Opportunities for Packaging

Wendy’s has failed to analyze and disclose the growing risks associated with its plastic packaging or assess the benefits of dramatically reducing the amount of plastic packaging used. The company has set public intentions to increase the overall sustainability of its packaging,20 yet has failed to match these intentions with quantifiable, timebound goals, and disclosure of data.

Wendy’s was one of the lowest scoring companies in As You Sow’s Plastic Promises Scorecard which evaluated 225 corporations on their actions to prevent plastic packaging pollution. Wendy’s earned an overall grade of “D-” and an “F” grade in both Plastic Reduction and Reusable Packaging. These poor scores were largely due to the absence of specific plastic reduction and reusables goals and the company’s complete lack of any plastic-packaging-specific data, such as tonnage of plastic packaging used.

The company discloses data on the percentage of its total packaging that is either recyclable, compostable, or reusable, but unfortunately fails to define the amount within each packaging category and further fails to define “recyclable” – a term that is easily greenwashed. The largest corporate collaboration on plastic pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment (Global Commitment), defines recyclable packaging to include only those plastics that have a 30% recycling rate across multiple regions that collectively represent at least 400 million inhabitants. For packaging to be labeled as recyclable it must be recycled in-practice and at scale. Wendy’s failure to define “recyclable,” leaves investors to assume that its “recyclable packaging” is only technically recyclable, not recyclable in-practice, exposing the company to greater risks associated with plastic pollution. Finally, Wendy’s fails to disclose if it has successfully transitioned any of its packaging away from single-use to reusables.

Companies that do not move swiftly to reduce their use of single-use plastic for packaging also risk reputational damage and lost customers. As recent polls indicate, consumers want companies to take action on plastics. Eighty percent of respondents in one recent poll favored requiring companies to reduce plastic packaging, increase the use of reusable packaging, and take responsibility for their plastic waste.21 In an April 2024 poll, 90% of those polled were in favor of finding alternatives to single-use plastics and 88% called for elimination of unnecessary and avoidable plastic use.22

2. Wendy’s has failed to align its packaging targets with key initiatives, such as the Pew Report and the Global Commitment.

In 2020, the watershed Pew Report concluded that reduction of plastic waste is the most viable solution from environmental, economic, and social perspectives. Without immediate and sustained new commitments across the plastics value chain, annual flows of plastics into oceans could nearly triple by 2040.23

The Pew Report states that existing corporate commitments are insufficient to tackle ocean plastic pollution and that corporations must reduce their virgin plastic use by one-third through a variety of strategies, including designing packaging to be recyclable in-practice and at scale and eliminating or replacing single-use packaging with reusables. Wendy’s falls short on each of these recommendations, lacking both an overall plastic reduction goal and a reusables goal, and failing to ensure recyclability in-practice.

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20 https://www.wendys.com/sites/default/files/2024-05/Wendys-2023-Corporate-Responsibility-Report.pdf, p.43

21 https://usa.oceana.org/press-releases/u-s-voters-support-policies-that-reduce-single-use-plastics/

22 https://www.nrdc.org/bio/daniel-rosenberg/poll-people-want-action-plastics-health-and-wildlife

23 https://www.systemiq.earth/wp-content/uploads/2020/07/BreakingThePlasticWave_MainReport.pdf

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2025 Proxy Memo The Wendy’s Co | Single-Use Plastics & Reusable Opportunities for Packaging

Wendy’s is also notably absent from participating in the largest pre-competitive corporate movement to address plastic pollution, the Global Commitment. Hundreds of participating companies and entities have adopted goals in a variety of specially targeted categories to drastically stem plastic flows into the ocean by 2025, including taking action on the Pew Report recommendations (reduce plastic use, make all packaging recyclable in-practice, and transition to reusable and refillable formats).

3.	Wendy’s lags peers in transitioning away from disposable packaging.

In contrast to Wendy’s, more than sixty consumer goods and retail companies have pledged to reduce use of virgin plastic packaging and are reporting on their progress, including competitors McDonald’s and Yum! Brands. McDonald’s and Yum! Brands also each recently announced commitments to evaluate and report on the opportunities and risks posed by switching to reusable packaging, and the risks related to single-use plastic and other single-use packaging on the environment. The new reports are anticipated in Q2 2025 and will likely include new actions and potential goal frameworks for reusables.24

Starbucks is actively embracing reusable packaging with new global reusable container goals, including a Borrow-A-Cup program and the recent facilitation of personal reusable mugs at all company-operated stores and drive-throughs in the U.S. and Canada, which is expected to reduce plastic use by thousands of tons.

Wendy’s notes a collaboration with NextGen Consortium to research opportunities for advanced and reusable packaging,25 a good first step, yet it has failed to state if and how it will leverage these learnings into any company-specific pilots, permanent operations, or new goals for reusable packaging.

RESPONSE TO WENDY’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In the company’s opposition statement, Wendy’s makes three assertions: 1) The company is adequately addressing packaging; 2) Wendy’s is a member of packaging collaborations; and 3) The company reports on packaging.

Wendy’s action to reduce plastic packaging is inadequate. The company lacks targeted efforts to reduce its plastic use, transition to reusables, or even ensure recyclability in-practice. It has yet to commit to leveraging any research or pilot learnings of its industry collaborations, and publishes no plastic or reusable-specific data, such as overall tonnage used. These insufficiencies prevent investors from adequately assessing the company’s exposure to risks from plastic pollution.

Conducting a holistic evaluation of its packaging will benefit Wendy’s by informing it on how best to reduce its single-use plastic, make all packaging recyclable, compostable or reusable in-practice and at scale, make reusable and refillable packaging alternatives a permanent offering, and establish benchmarks for public reporting on progress.

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24 https://www.asyousow.org/blog/2024/9/20/agreements-at-hormel-yum-highlight-2024-circular-economy-proxy-season

25 https://www.wendys.com/sites/default/files/2024-05/Wendys-2023-Corporate-Responsibility-Report.pdf

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2025 Proxy Memo The Wendy’s Co | Single-Use Plastics & Reusable Opportunities for Packaging

CONCLUSION

Vote “Yes” on this Shareholder Proposal asking Wendy’s to publish a report on opportunities to reduce plastics use and transition to reusable packaging. Wendy’s has fallen behind peers like McDonald’s, Yum! Brands, and Starbucks in committing to reduce plastic use, make all packaging recyclable in-practice, permanently integrate reusable packaging, and publicly share data on progress. The company has failed to sufficiently evaluate opportunities to reduce plastic use to mitigate its contributions to plastic pollution and maintain its global competitiveness. Accordingly, Wendy’s is vulnerable to reputational damage and new governmental regulation without robust and immediate action to evaluate plastic reduction and reusable packaging use.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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